FORM N-18F-1

                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549




             NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                           INVESTMENT COMPANY ACT OF 1940



                           JOHN HANCOCK DECLARATION TRUST
                             (Exact Name of Registrant)
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                              NOTIFICATION OF ELECTION


              The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects on behalf of each series of the Registrant now existing or hereafter created to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                      SIGNATURE

              Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 20th day of November, 1995.



                                       JOHN HANCOCK DECLARATION TRUST


                                       By: /s/ Anne C. Hodsdon
                                           Anne C. Hodsdon,
                                           President



         Attest: /s/ Thomas H. Drohan
                 Thomas H. Drohan
                 Secretary